Exhibit 99.1

James Hardie Industries plc
Level 3,
22 Pitt Street
Sydney NSW 2000
Australia
T: +61 2 8845 3360
F: +61 2 9251 9805
24th January 2017	GPO Box 3935
Sydney NSW 2001
Australia

The Manager

ASX Market Announcements

ASX

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 3rd Quarter FY17 results on Friday 3rd February 2017.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	9.00am (AEDT)

Dial in:	+61 2 9007 3187

Participant Passcode:	462792

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,

/S/ LAURA VIZE

MANAGER, INVESTOR RELATIONS & CORPORATE COMMUNICATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), James Osborne,

Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895